UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, May 18, 2010—Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors:

1.	Changes of Representative Directors

(1)	Retiring Representative Director (as of May 18, 2010)

Name	New Position	Current Position
Saburo Sano	Senior Managing Director	Senior Managing Director Chief Risk Management Officer (Representative Director)

(2)	Candidate Director (as of June 29, 2010)

Name	New Position	Current Position
Masao Hasegawa	Managing Director Chief Risk Management Officer (Representative Director)	Executive Officer (*)

*	Masao Hasegawa will be appointed Managing Officer of Mitsubishi UFJ Financial Group, Inc. as of May 18, 2010.

2.	Changes of Directors

(1)	Candidate Directors (as of June 29, 2010)

Name	New Position	Current Position
Nobuyuki Hirano	Director Chief Strategic Alliance Officer	Managing Officer
Shunsuke Teraoka	Director	Senior Managing Director of Mitsubishi UFJ Trust and Banking Corporation
Kazuhiro Watanabe	Outside Director	Attorney at law

(2)	Retiring Director (as of June 24, 2010)

Name	New Position	Current Position
Saburo Sano	Retiring	Senior Managing Director

(3)	Retiring Director (as of June 29, 2010)

Name	New Position	Current Position
Shintaro Yasuda	Retiring	Director

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651